SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 9)

DryShips Inc.
(Name of Issuer)

Common Stock, par value $0.01, per share
(Title of Class of Securities)

Y2109Q101
(CUSIP Number)

George Economou
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece
011 30-210-8090570
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Economou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,994,705 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,994,705 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 56,994,705 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.8%
14	TYPE OF REPORTING PERSON IN

(1) Mr. Economou may be deemed to beneficially own 56,994,705 common shares ("Common Shares") of DryShips Inc. (the "Company") consisting of:

(i) 10,944,910 Common Shares owned by Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the "Foundation"), 14,500,000 Common Shares owned by Fabiana Services S.A., a Marshall Islands corporation controlled by Mr. Economou ("Fabiana") and 254,512 Common Shares owned by Goodwill Shipping Company Limited, a Malta corporation controlled by Mr. Economou ("Goodwill");

(ii) 963,667 Common Shares owned by Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou ("Sphinx") and 3,500,000 Common Shares that are issuable upon the exercise of 3,500,000 warrants that are also owned by Sphinx, all of which, (a) are immediately exercisable at an average exercise price of $22.50 per Common Share other than 500,000 warrants that are exercisable at an exercise price of $30 per Common Share and (b) expire on April 7, 2014; and

(iii) 20,173,729 Common Shares that are issuable upon the conversion of 28,819,613 shares of Series A Convertible Preferred Stock of the Company and 6,657,887 Common Shares that were issued effective as of January 3, 2011 upon the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock that are owned by the Entrepreneurial Spirit Holdings Inc., a Liberian Corporation that is wholly-owned by the Foundation ("Entrepreneurial Spirit Holdings") in accordance with the terms and subject to the conditions contained in the Securities Purchase Agreement, dated July 9, 2009, by and between the Company and Entrepreneurial Spirit Holdings and the sellers named therein (the "Securities Purchase Agreement") and the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company ("Certificate of Designations").  The number of Common Shares listed above as issuable upon the conversion of Series A Convertible Preferred Stock of the Company is calculated based on the optional conversion ratio of 1:0.7 contained in the Certificate of Designations.

The warrants referenced in (ii) above are included in Exhibit 3 to the Schedule 13D/A that was filed with the Securities and Exchange Commission (the "Commission") on April 9, 2010 and the Securities Purchase Agreement and the Certificate of Designations referenced in (iii) above was included in the Company's Form 6-K that was filed with the Commission on July 14, 2009.

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elios Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,944,910
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,944,910
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 10,944,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fabiana Services S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sphinx Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,463,667 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,463,667 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 4,463,667 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1%
14	TYPE OF REPORTING PERSON CO

(2) As mentioned above, these Common Shares consist of: (i) 963,667 Common Shares, and (ii) 3,500,000 Common Shares that are issuable upon the exercise of 3,500,000 warrants, all of which, (a) are immediately exercisable at an average exercise price of $22.50 per Common Share other than 500,000 warrants that are exercisable at an exercise price of $30 per Common Share and (b) expire on April 7, 2014.

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Goodwill Shipping Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 254,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 254,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 254,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	Y2109Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Entrepreneurial Spirit Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,831,616 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,831,616 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 26,831,616 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.6%
14	TYPE OF REPORTING PERSON CO

(3) As mentioned above, these 26,831,616 Common Shares consisting of 20,173,729 Common Shares that are issuable upon the conversion of 28,819,613 shares of Series A Convertible Preferred Stock of the Company and 6,657,887 Common Shares that were issued effective as of January 3, 2011 upon the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock, are owned by Entrepreneurial Spirit Holdings in accordance with the terms and subject to the conditions contained in the Securities Purchase Agreement and the Certificate of Designations.  The number of Common Shares listed above as issuable upon the conversion of Series A Convertible Preferred Stock of the Company is calculated based on the optional conversion ratio of 1:0.7 contained in the Certificate of Designations.

CUSIP No.	Y2109Q101

The purpose of this Amendment No. 9 to the Schedule 13D is to report the change in beneficial ownership by certain Reporting Persons as a result of (i) the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock held by Entrepreneurial Spirit Holdings into 6,657,887 Common Shares; (ii) the related issuance to Entrepreneurial Spirit Holdings of 3,353,195 shares of Series A Convertible Preferred Stock as payment of the annual preferred share dividend of 6.75% that accrued quarterly since July 15, 2010, pursuant to the Securities Purchase Agreement and Certificate of Designations and (iii) a grant to Fabiana of 9,000,000 Common Shares pursuant to the Issuer's 2008 Equity Incentive Plan. As of the date hereof, no Common Shares were acquired by the persons enumerated in Item 2 that have not been previously reported.

Item 1. Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on March 15, 2010.

Item 2. Identity and Background.

No material change from the Schedule 13D/A filed with the Commission on March 15, 2010.

Item 3. Source and Amount of Funds or Other Consideration.

No additional consideration was paid for the 6,657,887 Common Shares that were issued to Entrepreneurial Spirit Holdings upon the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock.

No additional consideration was paid for the 3,353,195 shares of Series A Convertible Preferred Stock that were issued to Entrepreneurial Spirit Holdings as payment of the annual preferred share dividend.

No additional consideration was paid for the 9,000,000 Common Shares that were issued to Fabiana pursuant to the Issuer's 2008 Equity Incentive Plan as compensation for certain business development services.

Other than as described above there are no material changes from the Schedule 13D/A filed on March 15, 2010.

Item 4. Purpose of Transaction.

No material change from the Schedule 13D/A filed with the Commission on March 15, 2010.

Item 5. Interest in Securities of the Issuer.

(a), (b)  According to American Stock Transfer & Trust Company, the Company's transfer agent, there were 388,892,980 Common Shares issued and outstanding as of February 10, 2011 (giving effect to the transactions covered in this Schedule 13D). Based on the foregoing and unless otherwise disclosed, the Reporting Persons report beneficial ownership of the following Common Shares:

Mr. Economou may be deemed to beneficially own 56,994,705 Common Shares representing approximately 13.8% of the total outstanding Common Shares. This percentage ownership is based on 412,566,709 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 388,892,980 Common Shares outstanding, (ii) 20,173,729 Common Shares related to the potential conversion of the 28,819,613 shares of Series A Convertible Preferred Stock of the Company held by Entrepreneurial Spirit Holdings and (iii) 3,500,000 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Sphinx. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 56,994,705 Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 56,994,705 Shares.

Elios may be deemed to beneficially own 10,944,910 Common Shares representing 2.8% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 10,944,910 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 10,944,910 Common Shares.

Fabiana may be deemed to beneficially own 14,500,000 Common Shares representing 3.7% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 14,500,000 Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 14,500,000 Common Shares.

Sphinx may be deemed to beneficially own 4,463,667 Common Shares representing 1.1% of the total outstanding Common Shares. This percentage ownership is based on 392,392,980 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 388,892,980 Common Shares outstanding and (ii) 3,500,000 Common Shares issuable upon the potential exercise of warrants to purchase the same number of Common Shares held by Sphinx. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,463,667 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 4,463,667 Common Shares.

Goodwill may be deemed to beneficially own 254,512 Common Shares representing 0.1% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 254,512 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 254,512 Common Shares.

Entrepreneurial Spirit Holdings beneficially owns 26,831,616 Common Shares representing 6.6% of the total outstanding Common Shares. This percentage ownership is based on 409,066,709 Common Shares outstanding, which is calculated for Schedule 13D purposes by taking the sum of (i) 388,892,980 Common Shares outstanding and (ii) 20,173,729 Common Shares related to the potential conversion of the 28,819,613 shares of Series A Convertible Preferred Stock of the Company held by Entrepreneurial Spirit Holdings. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,831,616 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,831,616 Common Shares.

(c) Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Securities Purchase Agreement and the Certificate of Designations, as of the contractual delivery date of Primelead Drillship 1837, or January 3, 2011, Entrepreneurial Spirit Holdings was issued (i) 6,657,887 Common Shares upon the mandatory conversion of 8,488,806 shares of Series A Convertible Preferred Stock at a conversion price of $6.843 and (ii) an additional 3,353,195 shares of Series A Convertible Preferred Stock as payment of the annual preferred share dividend of 6.75% that accrued quarterly since July 15, 2010.

Pursuant to a Restricted Share Award Agreement dated as of February 2011 (the “Agreement”), between the Issuer and Fabiana, one of the Reporting Persons, 9,000,000 Common Shares that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified in the Agreement, were granted to Fabiana under the Issuer’s 2008 Equity Incentive Plan.  A form of the Agreement is attached hereto as Exhibit B.

Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly.

Exhibit B: Form of Restricted Stock Award Agreement.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

____________

*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A

Joint Filing Agreement

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of DryShips, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated:           February 14, 2011

/s/ George Economou
George Economou

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LTD.

BY:	/s/ Dr. Clarissa Cefai
Name:	Dr. Clarissa Cefai
Title:	Director

EXHIBIT B

Form of Restricted Stock Award Agreement

RESTRICTED STOCK AWARD AGREEMENT

RESTRICTED STOCK AWARD AGREEMENT UNDER THE DRYSHIPS INC. 2008 EQUITY INCENTIVE PLAN dated as of February ___, 2011 (the "Date of Grant"), between DryShips Inc. (the "Company") and Fabiana Services S.A. (the "Grantee"), a company controlled by Mr. George Economou.

WHEREAS the Company has determined it to be in the best interests of the Company to provide incentives to the Grantee and Mr. Economou for the substantial efforts and future performance to be provided by the Grantee through Mr. Economou, which the Company recognizes are decisive in the development and performance of the Company.

NOW THEREFORE the Company hereby provides to the Grantee this Restricted Stock Award Agreement (this "Award Agreement"), which sets forth the terms and conditions of an award (the "Award") of 9,000,000 shares of the Company's common stock, $0.01 par value ("Shares"), that are subject to certain restrictions on transfer and risks of forfeiture and other terms and conditions specified herein ("Restricted Shares") and that are granted to the Grantee under the Company's 2008 Equity Incentive Plan, as amended (the "Plan").

THIS AWARD IS SUBJECT TO ALL TERMS AND CONDITIONS OF THE PLAN AND THIS AWARD AGREEMENT.  BY SIGNING YOUR NAME BELOW, YOU WILL HAVE CONFIRMED YOUR ACCEPTANCE OF THE TERMS AND CONDITIONS OF THIS AWARD AGREEMENT.

SECTION 1.  Definitions.  Capitalized terms used in this Award Agreement that are not defined in this Award Agreement have the meanings as used or defined in the Plan.

SECTION 2.  The Plan.  This Award is made pursuant to the Plan, the terms of which are incorporated herein by reference, and in all respects shall be interpreted in accordance with the Plan.  The grant and terms of this Award are subject to the provisions of the Plan and to interpretations, regulations and determinations concerning the Plan established from time to time by the Administrator in accordance with the provisions of the Plan, including, but not limited to, provisions pertaining to (a) rights and obligations with respect to withholding taxes, (b) the registration, qualification or listing of the Company's shares, (c) capital or other changes of the Company and (d) other requirements of applicable law.  The Administrator shall have the authority to interpret and construe this Award pursuant to the terms of the Plan, and its decisions shall be conclusive as to any questions arising hereunder.

SECTION 3.  Vesting and Delivery.  (a)  Vesting.  The Restricted Shares shall become vested, and the transfer restrictions set forth in Sections 3(b) and 6 of this Award Agreement shall lapse, with respect to the Shares covered by this Award, conditioned upon the Grantee's and Mr. Economou's continued engagement by the Company from the date of this Award Agreement through the applicable vesting date, in accordance with the following schedule.

Vesting Date                                                      Number of Shares To Vest

       Date of Grant                                                                                1,000,000
       December 31, 2011                                                                           1,000,000
       December 31, 2012                                                                           1,000,000
       December 31, 2013                                                                           1,000,000
       December 31, 2014                                                                           1,000,000
       December 31, 2015                                                                           1,000,000
       December 31, 2016                                                                           1,000,000
       December 31, 2017                                                                           1,000,000
       December 31, 2018                                                                           1,000,000

(b)  Delivery of Shares.  On or following the date of this Award Agreement, the Company shall issue, either in certificated or book-entry form, Restricted Shares which shall be registered in the Grantee's name, and the Grantee shall deliver an executed copy of this Award Agreement to the Company in accordance with Section 13 below.  The Company shall hold any such Restricted Shares issued in certificated form in escrow or shall require that the Grantee deposit such Restricted Shares (together with a stock power endorsed in blank) with the Company or such other custodian as may be designated by the Administrator or the Company, including a transfer agent, and shall be held by the Company or other custodian, as applicable, until such time, if any, as the Grantee's rights with respect to such Restricted Shares become vested, and, upon the vesting of the Grantee's rights with respect to any such Restricted Shares issued in certificated form, the Company or other custodian, as applicable, will deliver such certificates to the Grantee or the Grantee's legal representative, and the Restricted Shares shall upon vesting become ordinary Shares and cease to be subject to the restrictions of Section 6 of this Award Agreement and Section 2.6 of the Plan.

SECTION 4.  Forfeiture of Restricted Shares.  If the Grantee's rights with respect to any Restricted Shares awarded to the Grantee pursuant to this Award Agreement have not become vested prior to the date on which the Grantee's or Mr. Economou's engagement by the Company terminates (a) for any reason other than death or disability (as such term is defined in the Plan), the Grantee's rights with respect to such Restricted Shares shall immediately terminate, and the Grantee will be entitled to no further payments or benefits with respect thereto or (b) as a result of Mr. Economou's death or disability, the Grantee's rights with respect to such Restricted Shares shall immediately vest in full upon such termination of employment.

SECTION 5.  Voting Rights; Dividend Equivalents.  Until the forfeiture of any Restricted Shares pursuant to Section 4 above and subject to the terms of the Plan and this Award Agreement (including Sections 3 and 6 hereof), the Grantee shall have the right to vote such Restricted Shares, to receive and retain all dividends paid on such Restricted Shares and to exercise all other rights, powers and privileges of a holder of Shares with respect to such Restricted Shares.

SECTION 6.  Non-Transferability of Restricted Shares.  Unless otherwise provided by the Administrator in its discretion, Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of prior to the time such Shares become vested.  Any purported sale, assignment, transfer, pledge or other encumbrance or disposition of Restricted Shares in violation of the provisions of this Section 6 and Sections 2.6 and 3.3 of the Plan shall be void.

SECTION 7.  Taxes.  The delivery of Shares pursuant to Section 3(b) above is conditioned on satisfaction of any applicable withholding taxes in accordance with Section 3.4 of the Plan and this Award is in all respects subject to the provisions of Section 3.4 of the Plan.

SECTION 8.  Consents, Stop Transfer Orders and Legends.  (a)  Consents.  The Grantee's rights in respect of the Restricted Shares are conditioned on the receipt to the full satisfaction of the Administrator of (i) any required consents that the Administrator may determine to be necessary or advisable (including, without limitation, the Grantee's consenting to the Company's supplying to any third-party recordkeeper of the Plan such personal information as the Administrator deems advisable to administer the Plan), (ii) the Grantee's making or entering into such written representations, warranties and agreements in connection with the acquisition of any Shares pursuant to this Award as the Administrator may request in order to comply with applicable securities laws or this Award (including, without limitation, the Grantee's representing in writing to the Company (A) that it is the Grantee's intention to acquire the Shares under this Award Agreement for investment and not with a view to the distribution thereof, (B) that the Grantee shall comply with such restrictions on the subsequent transfer of such Shares as the Company or the Administrator shall deem necessary or advisable as a result of any applicable law, regulation or official interpretation thereof and (C) the Grantee's acknowledgment that all Share certificates delivered under this Award Agreement shall be subject to such stop transfer orders and other restrictions as the Company or the Administrator may deem advisable under the Plan, this Award Agreement or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any stock exchange upon which such Shares are listed, and any applicable securities or other laws, and that certificates representing Shares may contain a legend to reflect any such restrictions) and (iii) any stock power endorsed by the Grantee in blank in accordance with Section 3(b).

(b)  Stop Transfer Orders and Legends.  The Company may affix to certificates for Shares issued pursuant to this Award Agreement any legend that the Administrator determines to be necessary or advisable (including to reflect any restrictions to which the Grantee may be subject under any applicable securities laws and/or with respect to nontransferability pursuant to this Award Agreement).  The Company may advise the transfer agent to place a stop order against any legended Shares.

SECTION 9.  Changes in Capital Structure/Other Significant Events.  This Award may be subject to adjustment in the event of certain changes in capitalization or other significant corporate events, as more fully set forth in Section 1.5 of the Plan.  Upon a Change in Control, all Shares awarded under this Award Agreement shall immediately vest in full and the transfer restrictions set forth in Section 3(b) and 6 of this Award Agreement shall thereupon lapse.

SECTION 10.  Governing Law.  The Plan and this Award Agreement will be construed and administered in accordance with the laws of the State of New York, without giving effect to the principles of conflict of laws.

SECTION 11.  Headings.  Headings contained herein are for the purpose of convenience only and shall not be deemed in any way material or relevant to the construction or interpretation of this Award Agreement.

SECTION 12.  Amendment and Termination of the Plan/Award.  The Plan and/or this Award may be amended, cancelled or terminated in accordance with the terms of Section 3.1 of the Plan.  No amendment to the Plan or this Award shall materially impair any rights or materially increase any obligations under this Award without the consent of the Grantee.  The Administrator, in its sole discretion, may, in accordance with the terms of the Plan, accelerate the vesting of all or any portion of the Restricted Shares at such time and under such circumstances as the Administrator deems appropriate.

SECTION 13.  Counterparts.  This Award shall expire if this Award Agreement is not signed by the Grantee and returned to the Company within 120 days of the date of this Award Agreement.  This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Signature Page Follows

IN WITNESS WHEREOF, THE PARTIES HERETO HAVE EXECUTED THIS AWARD AGREEMENT AS OF THE DATE FIRST WRITTEN ABOVE.

DRYSHIPS INC.

By:
Name: Ziad Nakhleh
Title: Chief Financial Officer

FABIANA SERVICES S.A.

By:
Name: George Economou
Title: Authorized Signatory